FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Scrip dividend: Specific information for ADS holders	2

Scrip Dividend Approved by Telefónica, S.A.’s Shareholders
I. Overview

The shareholders of the Company approved, at the 2020 Company’s Annual Shareholders’ Meeting held on June 12, 2020, a Scrip Dividend which will be available to the Company’s ADS holders. As a result, ADS holders will have the opportunity to decide whether they prefer to receive the Scrip Dividend in newly issued ADSs or cash. This initiative provides flexibility by enabling ADS holders to choose their preferred payment option.

Under the Scrip Dividend structure, holders of Telefónica Shares, including the Custodian for Telefónica’s ADR program, will receive one Right for every Share held as of the Share Record Date. At the request of Telefónica, the Depositary has implemented a process that enables the ADS holders as of the ADS Record Date to instruct the Depositary to act with respect to the Rights underlying their ADSs according to one of four options:1

•Option 1 – New ADS Option/Default Option. ADS holders may elect to receive newly-issued ADSs at a fixed conversion ratio of 18 Rights per new Telefónica ADS (“Conversion Ratio”). No fractional ADSs will be issued. Cash will be paid in lieu of fractional ADSs. The proceeds you receive from such sale will depend upon market prices and the Euro/U.S. dollar exchange rate. This option gives rise to no Spanish withholding tax. ADS holders will be charged a Depositary fee of $0.025 per existing ADS held as of the ADS Record Date. For a description of the manner in which the Conversion Ratio was calculated, please see the “Informational Document – Increase in Share Capital by Means of a Scrip Dividend with a Charge to Unrestricted Reserves.” Option 1 is also the Default Option – Holders who do not validly instruct the Depositary to elect Option 2, Option 3 or Option 4 in a timely manner will be deemed to have elected Option 1.

•Option 2 – Fixed Price Option. ADS holders may elect to instruct the Depositary to sell the Rights corresponding to the Shares underlying their ADSs to Telefónica at a fixed price in Euros of €0.194 per Right (“Fixed Price”). The Depositary will convert the proceeds of this sale into U.S. dollars, as would be the case with any Telefónica cash dividend, with the result that the amount you receive will depend on the Euro/U.S. dollar exchange rate. This option will have the same Spanish tax treatment as an ordinary cash dividend, with Spanish tax withheld at a rate of, currently, 19%.2 ADS holders will be charged a Depositary fee of $0.025 per existing ADS held as of the ADS Record Date. For a description of the manner in which the Fixed Price was calculated, please see “Informational Document – Increase in Share Capital by Means of a Scrip Dividend with a Charge to Unrestricted Reserves.”
1 All explanations herein have been made without giving effect to any non-Spanish taxes. Please consult your own tax advisor for Spanish and non-Spanish tax advice.

2 A reduced tax rate may apply under an applicable tax treaty. ADS holders should consult their tax advisers regarding their eligibility for treaty benefits and their entitlement to refunds of taxes withheld in excess of any applicable treaty rate.

•Option 3 – Open Market Option (for non-Spanish investors only). THIS OPTION IS ONLY AVAILABLE FOR INVESTORS NOT RESIDENT IN SPAIN FOR TAX PURPOSES. ADS holders may elect to instruct the Depositary to sell the Rights corresponding to the Shares underlying their ADSs in the open market in Spain. The proceeds you receive from such sale will depend upon market prices and the Euro/U.S. dollar exchange rate. The Depositary will begin selling such Rights on December 21, 2020 and may continue such sales through December 28, 2020. Regardless of when the Rights are sold, all ADS holders electing this Open Market Option for the sale of the Rights will receive the same amount of consideration per Right, which will equal the average net price per Right sold (including fractional rights sold as described in Option 1 above) minus a Depositary fee of $0.025 per existing ADS held as of the ADS Record Date. This option gives rise to no Spanish withholding tax. By electing this option, the ADS holder is certifying that she/he is not resident in Spain for tax purposes. We cannot guarantee the price that an ADS holder will receive for the sale of such Rights in the market in Spain. The amount that an ADS holder receives per Right may be more, less or the same as the Fixed Price, and ADS holders will not be able to approve the price at which such Rights are sold.
•Option 4 – Open Market Option (for Spanish investors only). THIS OPTION IS ONLY AVAILABLE FOR INVESTORS RESIDENT IN SPAIN FOR TAX PURPOSES. ADS holders may elect to instruct the Depositary to sell the Rights corresponding to the Shares underlying their ADSs in the open market in Spain. The proceeds you receive from such sale will depend upon market prices and the Euro/U.S. dollar exchange rate. The Depositary will begin selling such Rights on December 21, 2020 and may continue such sales through December 28, 2020. Regardless of when the Rights are sold, all ADS holders electing this Open Market Option for the sale of the Rights will receive the same amount of consideration per Right, which will equal the average net price per Right sold (including fractional rights sold as described in Option 1 above) minus the Spanish withholding tax and a Depositary fee of $0.025 per existing ADS held as of the ADS Record Date. This option will have the same Spanish tax treatment as an ordinary cash dividend, with Spanish tax withheld at a rate of, currently, 19%. By electing this option, the ADS holder is certifying that she/he is a resident in Spain for tax purposes. and is required to provide the Depositary with the requested information (full name, full address (for Spanish tax purposes) and Spanish Fiscal Identification Number (NIF)). IF THE ADS HOLDER FAILS TO PROVIDE THE DEPOSITARY WITH THE REQUESTED INFORMATION, SHE/HE WILL BE DEEMED TO HAVE ELECTED OPTION #1. We cannot guarantee the price that an ADS holder will receive for the sale of such Rights in the market in Spain. The amount that an ADS holder receives per Right may be more, less or the same as the Fixed Price, and ADS holders will not be able to approve the price at which such Rights are sold.

The options set forth above have important tax consequences in addition to the Spanish tax consequences summarized above. For a description of certain Spanish and U.S. federal income tax considerations see “III. Taxation—U.S. Federal Income Tax” below.

II. Timeline

If you wish to elect Option 2, Option 3 or Option 4, in order for you to make a valid election, you and/or your securities intermediary (if any) on your behalf, must make a valid and timely election. Since Option 1 is the Default Option, ADS holders who wish to receive payment of the ADS Scrip Dividend in newly issued ADSs do not need to take any action.

If you hold your ADSs through a bank, broker or other securities intermediary, you must contact such bank, broker or other securities intermediary in order to make your election. Please contact your securities intermediary as soon as possible to determine the deadline for submitting such election to it. Your instructions should be forwarded to your intermediary in ample time to permit it to submit such election on your behalf before the deadline.

Below, please find some important expected dates with respect to the Scrip Dividend:

ADS RECORD DATE:	5:00 PM (New York City time) on December 14, 2020
ADS SCRIP ELECTION DEADLINE:	12:00 PM (New York City time) on December 18, 2020

III. Taxation

1.Spanish Tax
Generally, the Spanish tax consequences of the Scrip Dividend to an ADS holder that is not a resident of Spain for Spanish income tax purposes will be as follows:
The delivery of the Shares issued in the Scrip Dividend will be considered a delivery of fully paid-up Shares free of charge and, hence, will not be considered income for purposes of the Spanish Non-Resident Income Tax, which we refer to herein as the NRIT. The acquisition value, both of the new Shares received in the Scrip Dividend and of the Shares from which they arise, will be the result of dividing the total original cost of the shareholder’s portfolio by the number of Shares, both old and new. The acquisition date of the new Shares will be that of the Shares from which they arise.
If ADS holders sell their Rights on the market (including fractional rights, as defined above), for purposes of the NRIT, the amount obtained from the sale of Rights will be deducted from the acquisition value of the Shares from which the Rights arose. If the amount obtained from such sale is higher than the acquisition value of the Shares from which the Rights arose, the excess amount will be treated as a capital gain for the seller on the fiscal year in which the transfer takes place. Such capital gain will generally be subject to Spanish tax at a rate of, currently, 19%. However, beneficial owners of ADSs who are eligible for the benefits of the comprehensive income tax treaty between the United States and Spain (the “Treaty”) will generally be exempt from capital gains tax under the NRIT.
In the event that the holders of the Rights elect Option 2, the Fixed Price Option or Option 4, the Open Market Option (for Spanish investors only), the tax regime applicable to the amounts received will be that applicable to cash dividends and, therefore, the dividend will be subject to Spanish withholding tax at a rate of, currently, 19%. Under the Treaty, the applicable tax rate is generally 15%. U.S. beneficial owners of ADSs should consult their tax advisors regarding their eligibility for benefits under the Treaty and, if so, the procedure for obtaining a refund of any amounts withheld for Spanish taxes in excess of the applicable Treaty rate.

2.U.S. Federal Income Tax
This disclosure is limited to the U.S. federal income tax issues addressed herein. Additional issues may exist that are not addressed in this disclosure and that could affect the U.S. federal tax treatment of the Scrip Dividend. This tax disclosure was written in connection with the Scrip Dividend and cannot be used by any person for the purpose of avoiding penalties that may be asserted against such person under the Internal Revenue Code of 1986, as amended (the “Code”). ADS holders should seek their own advice based on their circumstances from their tax advisors.

The following is a general summary of certain U.S. federal income tax consequences of receiving the Scrip Dividend for a person or entity subject to U.S. federal income taxation on a net income basis who is a beneficial owner of Telefónica’s ADSs, who is eligible for benefits under the Treaty and who holds ADSs as capital assets for U.S. federal income tax purposes (a “U.S. Holder”). However, the consequences to any particular U.S. Holder will depend on the personal circumstances of such holder. The following is based on the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, each as of the date hereof. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of the distribution of the Scrip Dividend.

A U.S. Holder who does not elect to receive the Scrip Dividend in cash pursuant to Option 2 should recognize ordinary dividend income, in an amount equal to the U.S. dollar value of the Rights (including fractional rights, as defined above) as of the date of distribution.

Scrip Dividends paid in cash (pursuant to the Fixed Price Option) should be included in a U.S. Holder’s income on the date of the Depositary’s receipt of the dividend. The amount of includible dividend income for a dividend paid in Euros should be the U.S. dollar equivalent of the Euro dividend, calculated by reference to the exchange rate in effect on the date of the Depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars on that date. If the cash dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may recognize foreign currency gain or loss if the cash dividend is converted into U.S. dollars after the date of receipt. In general, any foreign currency gain or loss will be treated as U.S. source ordinary income or loss.

Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances, a U.S. Holder will be entitled to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for any Spanish taxes withheld in respect of a cash dividend in an amount not in excess of any applicable rate under the Treaty. A U.S. Holder may use foreign tax credits to offset only the portion of its U.S. federal income tax liability attributable to foreign-source income. This limitation on foreign taxes eligible for credit is calculated separately with respect to two different classes of income, passive income, and general income. The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisors regarding the availability of foreign tax credits in their circumstances.

Subject to applicable limitations, the Scrip Dividends paid to certain non-corporate U.S. Holders may be taxable at a rate that is lower than the rate applicable to ordinary income. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances.

U.S. Holders who elect to have the Depositary sell their Rights on the market (and U.S. Holders whose fractional rights are sold by the Depositary on the market and who receive cash in lieu of fractional ADSs) should realize short-term capital gain or loss in an amount equal to the difference between the U.S. Holder’s tax basis in the Rights or fractional rights and the amount realized on the disposition (each as determined in U.S. dollars). The U.S. Holder’s tax basis in the Rights or fractional rights should be equal to the U.S. dollar value thereof as of the date of distribution (that is, the amount includible in income as ordinary dividend income as described above).

This summary is not exhaustive and does not describe all of the tax considerations that may be relevant to a U.S. Holder’s decision. Each U.S. Holder is advised to consult his/her own tax advisor regarding the overall tax consequences, including the consequences under U.S. federal, state, local or foreign tax laws, of receiving the Scrip Dividend.

December 4, 2020
QUESTIONS & ANSWERS
TELEFÓNICA SCRIP DIVIDEND – 2020
1. What is a scrip dividend?
A scrip dividend is a means for an issuer to offer its shareholders the opportunity to elect to receive a dividend in the form of cash or shares.

2. How will the scrip dividend be structured?
For each ordinary share of Telefónica outstanding as of the relevant record date December 14, 2020, Telefónica will issue one free allotment right. These rights will entitle their holders to receive new shares upon the automatic conversion of the rights, but the shareholders will also have the opportunity to sell their rights either to Telefónica at a fixed price of €0.194 per right or in the open market in Spain at prevailing market prices. ADS rights will not be issued, but ADS holders as of the applicable record date (5:00 PM (New York City time) on December 14, 2020) will be able to instruct the Depositary, Citibank, N.A., with regards to the rights issued in respect of the shares underlying their ADSs.
3. Has the scrip dividend been approved?
Yes, the scrip dividend was approved by the shareholders of Telefónica at the Ordinary Annual Shareholders’ Meeting held on June 12, 2020.
4. What will my options be as an ADS holder? You will have the following four options:

Option 1 ("New ADS Option/Default Option"):	Receive new Telefónica ADSs
ADS holders may elect to receive newly-issued ADSs at a fixed conversion ratio of 18 rights corresponding to the shares underlying their ADSs per new Telefónica ADS. No fractional ADSs will be issued. Cash will be paid in lieu of rights exercisable into fractional ADSs. The proceeds ADS holders receive from such sale will depend upon market prices and the Euro/U.S. dollar exchange rate. Option 1 is also the default option. Accordingly, holders who do not validly elect Option 2, Option 3 or Option 4 in a timely manner will be deemed to have elected Option 1. There is no subscription payment required for rights to be converted into new ADSs. The Company will not withhold Spanish tax from your payment if you elect this option. However, the distribution of rights pursuant to the default option will be a taxable dividend for U.S. federal income tax purposes even though no cash is received under this option (other than cash in lieu of fractional ADSs). For a description of certain Spanish and U.S. federal income tax considerations, see Question no. 23.

ADS holders who have not validly provided an election in a timely manner will receive new ADSs according to this option. No action is required of an ADS holder wishing to be paid the scrip dividend according to Option 1.

Option 2 ("Fixed Price Option"):	Receive the proceeds from the sale of rights back to Telefónica at a fixed price
ADS holders may elect to instruct the Depositary to sell the rights corresponding to the shares underlying their ADSs to Telefónica at a fixed price of €0.194 per right. The Depositary will convert the proceeds of this sale into U.S. dollars, as would be the case with any Telefónica cash dividend, with the result that the amount ADS holders receive will depend on the Euro/U.S. dollar exchange rate. Cash paid pursuant to this option is subject to the same 19% Spanish withholding tax as a “normal” cash dividend. The receipt of cash pursuant to this option is a taxable dividend for U.S. federal income tax purposes. For a description of certain Spanish and U.S. federal income tax considerations, see Question no. 23.

Option 3 ("Open Market Option for non-Spanish investors only"):	Receive the proceeds from the sale of rights in the Spanish market
THIS OPTION IS ONLY AVAILABLE FOR INVESTORS NOT RESIDENT IN SPAIN FOR TAX PURPOSES. ADS holders may elect to instruct the Depositary to sell the rights corresponding to the shares underlying their ADSs in the open market in Spain. The proceeds ADS holders receive from such sale will depend upon market prices and the Euro/U.S. dollar exchange rate. The Depositary will begin selling such rights on December 21, 2020 and may continue such sales through December 28, 2020. The Company cannot guarantee the price that an ADS holder will receive for the sale of such rights in the market in Spain. The amount that an ADS holder receives per right may be more, less or the same as the fixed price that would be received under Option 2, and ADS holders will not be able to approve the price at which such rights are sold. Spanish withholding tax is not applicable to the proceeds generated from the sale under this option. By electing this option, the ADS holder is certifying that she/he is not resident in Spain for tax purposes. The distribution of rights pursuant to this option will be a taxable dividend for U.S. federal income tax purposes and the sale of rights in the market will be a taxable disposition. For a description of certain Spanish and U.S. federal income tax considerations, see Question no. 23.

Option 4 ("Open Market Option for Spanish investors only"):	Receive the proceeds from the sale of rights in the Spanish market
THIS OPTION IS ONLY AVAILABLE FOR INVESTORS RESIDENT IN SPAIN FOR TAX PURPOSES. ADS holders may elect to instruct the Depositary to sell the rights corresponding to the shares underlying their ADSs in the open market in Spain. The proceeds ADS holders receive from such sale will depend upon market prices and the Euro/U.S. dollar exchange rate. The Depositary will begin selling such rights on December 21, 2020 and may continue such sales through December 28, 2020. The Company cannot guarantee the price that an ADS holder will receive for the sale of such rights in the market in Spain. The amount that an ADS holder receives per right may be more, less or the same as the fixed price that would be received under Option 2, and ADS holders will not be able to approve the price at which such rights are sold. This option will have the same Spanish tax treatment as an ordinary cash dividend, with Spanish tax withheld at a rate of, currently, 19%. By electing this option, the ADS holder is certifying that she/he is a resident in Spain for tax purposes. and is required to provide the Depositary with the requested information (full name, full address (for Spanish tax purposes) and Spanish Fiscal Identification Number (NIF)). IF THE ADS HOLDER FAILS TO PROVIDE THE DEPOSITARY WITH THE REQUESTED INFORMATION, SHE/HE WILL BE DEEMED TO HAVE ELECTED OPTION #1. The distribution of rights pursuant to this option will be a taxable dividend for U.S. federal income tax purposes and the sale of rights in the market will be a taxable disposition. For a description of certain Spanish and U.S. federal income tax considerations, see Question no. 23.
All four options are subject to a fee of $0.025 per ADS held as of the applicable record date (5:00 PM (New York City time) on December 14, 2020) pursuant to the terms of the Deposit Agreement for the ADSs.

5. Who is eligible for the scrip dividend?
ADS holders as of the applicable record date (5:00 PM (New York City time) on December 14,, 2020) will be entitled to the dividend and will be entitled to instruct the Depositary as to which option pursuant to the scrip dividend they prefer. If you are a beneficial owner of ADSs, please contact the bank or broker through which you hold your ADSs in order to determine how to make your choice.
6. Will new ADSs issued to me in respect of the scrip dividend have the same rights as my existing ADSs?
Yes.
7. What are the benefits of the scrip dividend structure?
The scrip dividend structure allows holders to choose a payment option that best fits their personal circumstances, in the form of cash or new ADSs. Please note that Options 1, 2, 3 and 4 have different tax implications (see Question no. 23).
8. I want to receive my entitlement in cash – what do I do?
ADS holders not making an election will receive new ADSs according to Option 1. As a result, if you want to receive the scrip dividend in cash, you must elect Option 2, Option 3 or Option 4. In choosing Option 3 or Option 4, you may receive a greater or lesser cash amount than if you decide to have the Depositary sell the rights to Telefónica under Option 2. In addition, Options 2, 3 and 4 all have different tax implications (see Question no. 23). Whether to elect Option 2 or Option 3 or Option 4 is a decision you need to make for yourself. If you have any doubts as to what to do, please seek your own independent financial advice from your stockbroker, bank manager, accountant or other appropriate authorized financial adviser.
9. Can I choose to receive part of my entitlement in cash and part in new ADSs?
No. You must allocate your entire ADS Record Date balance to one of the four choices. Partial elections are not permitted.
10. How do I make my choice?
Option 1 is the default option and ADS holders do not need to take any action if this is their preferred choice.
In order to elect Option 2, Option 3 or Option 4, ADS holders will have to submit an election form to the Depositary so that it is received no later than 12:00 PM (New York City time) on December 18, 2020. ADS holders who do not submit a valid election form so that it is received by such deadline will receive the default option, Option 1. Election forms that are not completed correctly will not be valid and ADS holders submitting an invalid form will receive the default option.
If you are a beneficial owner of ADSs, please contact the bank or broker through which you hold your ADSs in order to determine how to make your choice.
11. Can I change my choice?
Elections from registered ADS holders can only be changed provided the new election form is received by the Depositary no later than 12:00 PM (New York City time) on December 18, 2020. Election forms received after the deadline will not be processed.
Beneficial owners of ADSs who hold their ADSs through a bank, broker or other intermediary should instruct that intermediary by the relevant deadline set by that intermediary. Financial institutions making elections on behalf of their clients may require a response by an earlier deadline than the Depositary requires of registered owners of ADSs so they can, in turn, respond to the Depositary in a timely manner.
12. What is the deadline to make my election?
Election cards must be received by the Depositary no later than 12:00 PM (New York City time) on December 18, 2020. If you hold your ADSs through an intermediary, you will have to submit your instructions according to the deadline established by that intermediary.
13. Are there any circumstances in which you will disregard my choice?
Election forms that are not correctly completed or that are received by the Depositary after 12:00 PM (New York City time) on December 18, 2020 will be disregarded and such holders will receive the default option, Option 1.

14. If I choose to receive ADSs, when will I be sent confirmation of my new shareholding?
The Depositary will issue new ADSs in book-entry form for ADS holders receiving Option 1. Statements reflecting the new entitlement will be mailed to registered ADS holders about one week after receipt of the underlying shares by the Depositary in Spain in connection with the scrip dividend.
15. When will I receive the cash amount in lieu of my fractional entitlement?
Rights representing fractional ADS entitlements will be aggregated and sold by the Depositary. The Depositary will send you your share of the proceeds of that sale at the same time as or as soon as is practicable after new ADSs are delivered to the ADS holders in connection with the scrip dividend.
16. When will I receive the fixed amount of cash corresponding to my ADSs if I choose to sell the rights to Telefónica under Option 2?
It is expected that the Depositary will receive from Telefónica the proceeds for ADS holders who choose Option 2 on or about December 30, 2020. The Depositary will then arrange for the conversion of the Euros to U.S. dollars and will establish a payment date, in each case pursuant to the terms of the Deposit Agreement for the ADSs. Funds will be remitted to ADS holders about one week after the receipt of payment from Telefónica.
17. When will I receive the amount of cash corresponding to my ADSs if I choose to sell the rights under Option 3 or Option 4?
It is expected that the Depositary will receive the proceeds for ADS holders who choose Option 3 or Option 4 on or about December 30, 2020. The Depositary will then arrange for the conversion of the Euros to U.S. dollars and will establish a payment date, in each case pursuant to the terms of the Deposit Agreement for the ADSs. Funds will be remitted to ADS holders about one week after the receipt by the Depositary of the proceeds of the sale of the rights.
18. What happens if I take no action in connection with the scrip dividend?
In that case, you will receive new ADSs according to the default option, Option 1.
19. What happens if the rights that correspond to the shares underlying my ADSs are not enough to acquire a new ADS?
See Question no. 15.
20. Can I buy additional rights to those that correspond to the shares underlying my ADSs in order to be able to receive new ADSs?
No.
21. What happens if I recently sold or purchased Telefónica ADSs?
Only ADS holders as of the applicable record date (5:00 PM (New York City time) on December 14, 2020) will be entitled to provide an election with respect to the scrip dividend.
22. Can I participate even if I am resident outside the U.S.?
ADS holders outside the U.S. can participate, if no local prohibition exists. ADS holders outside the U.S. should consult with their respective advisors for counsel as to whether any local law, regulation or statute is applicable in this particular circumstance.
23. What are the tax implications derived from the scrip dividend?
A.    Spanish Tax

Generally, the Spanish tax consequences of the scrip dividend to an ADS holder that is not a resident of Spain for Spanish income tax purposes will be as follows:

The delivery of the shares issued in the scrip dividend will be considered a delivery of fully paid-up shares free of charge and, hence, will not be considered income for purposes of the Spanish Non-Resident Income Tax, which we refer to herein as the NRIT. The acquisition value, both of the new shares received in the scrip dividend and of the shares from which they arise, will be the result of dividing the total original cost of the shareholder’s portfolio by the number of shares, both old and new. The acquisition date of the new shares will be that of the shares from which they arise. If ADS holders sell their rights on the market (including rights exercisable into fractional ADSs), for purposes of the NRIT, the amount obtained from the sale of rights will be deducted from the acquisition value of the shares from which the rights arose. If the amount obtained from such sale is higher than the acquisition value of the shares from which the rights arose, the excess amount will be treated as a capital gain for the seller on the fiscal year in which the transfer takes place. Such capital gain will generally be subject to Spanish tax at a rate of, currently, 19%. However, beneficial owners of ADSs who are eligible for the benefits of the comprehensive income tax treaty between the United States and Spain (the “Treaty”) will generally be exempt from capital gains tax under the NRIT.

In the event that ADS holders elect Option 2, the Fixed Price Option or Option 4, the Open Market Option (for Spanish investors only), the tax regime applicable to the amounts received will be that applicable to cash dividends and, therefore, the dividend will be subject to Spanish withholding tax at a rate of, currently, 19%. Under the Treaty, the applicable tax rate is generally 15%.

U.S. beneficial owners of ADSs should consult their tax advisors regarding their eligibility for benefits under the Treaty and, if so, the procedure for obtaining a refund of any amounts withheld for Spanish taxes in excess of the applicable Treaty rate.

B.    U.S. Federal Income Tax

This disclosure is limited to the U.S. federal income tax issues addressed herein. Additional issues may exist that are not addressed in this disclosure and that could affect the U.S. federal tax treatment of the scrip dividend. This tax disclosure was written in connection with the scrip dividend and it cannot be used, by any person for the purpose of avoiding penalties that may be asserted against such person under the Internal Revenue Code of 1986, as amended (the “Code”). ADS holders should seek their own advice based on their particular circumstances from their tax advisors.

The following is a general summary of certain U.S. federal income tax consequences of receiving the scrip dividend for a person or entity subject to U.S. federal income taxation on a net income basis who is a beneficial owner of Telefónica’s ADSs, who is eligible for benefits under the Treaty and who holds ADSs as capital assets for U.S. federal income tax purposes (a “U.S. Holder”). However, the consequences to any particular U.S. Holder will depend on the personal circumstances of such holder. The following is based on the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, each as of the date hereof. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of the distribution of the scrip dividend.

A U.S. Holder who does not elect to receive the scrip dividend in cash pursuant to Option 2 should recognize ordinary dividend income, in an amount equal to the U.S. dollar value of the rights (including rights exercisable into fractional ADSs (“fractional rights”)) as of the date of distribution.

Scrip dividends paid in cash (pursuant to Option 2) should be included in a U.S. Holder’s income on the date of the Depositary’s receipt of the dividend. The amount of includible dividend income for a dividend paid in Euros should be the U.S. dollar equivalent of the Euro dividend, calculated by reference to the exchange rate in effect on the date of the Depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars on that date. If the cash dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may recognize foreign currency gain or loss if the cash dividend is converted into U.S. dollars after the date of receipt. In general, any foreign currency gain or loss will be treated as U.S. source ordinary income or loss.

Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances, a U.S. Holder will be entitled to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for any Spanish taxes withheld in respect of a cash dividend in an amount not in excess of any applicable rate under the Treaty. A U.S. Holder may use foreign tax credits to offset only the portion of its U.S. federal income tax liability attributable to foreign-source income. This limitation on foreign taxes eligible for credit is calculated separately with respect to two different classes of income, passive income and general income. The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Subject to applicable limitations, the scrip dividends paid to certain non-corporate U.S. Holders may be taxable at a rate that is lower than the rate applicable to ordinary income. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances.
U.S. Holders who elect to have the Depositary sell their rights on the market (and U.S. Holders whose fractional rights are sold by the Depositary on the market and who receive cash in lieu of fractional ADSs) should realize short-term capital gain or loss in an amount equal to the difference between the U.S. Holder’s tax basis in the rights or fractional rights and the amount realized on the disposition (each as determined in U.S. dollars). The U.S. Holder’s tax basis in the rights or fractional rights should be equal to the U.S. dollar value thereof as of the date of distribution (that is, the amount includible in income as ordinary dividend income as described above).

This summary is not exhaustive, and does not describe all of the tax considerations that may be relevant to a U.S. Holder’s decision. Each U.S. Holder is advised to consult his/her own tax advisor regarding the overall tax consequences, including the consequences under U.S. federal, state, local or foreign tax laws, of receiving the scrip dividend.

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OTHER QUESTIONS
Other questions related to the scrip dividend should be directed to the Depositary – ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	December 4, 2020	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors